3628

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
[redacted],

07025394

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No:CO/S&B/SKT/2007/ 1796 Date: 09-07-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1782 dated the July 09, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

2007 JUL 19

7/20

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No: CO/S&B/SKT/2007/1782 Date: 09.07.2007

Dear Sir, FILE NO. 82.4524

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 4th July, 2007 issued by M/s Batliboi & Purohit., Chartered Accountants for the quarter ended 30-06-2007, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form (Including GoI's holding of 31,43,39,200 shares, the shares have since been transferred from RBI to GoI on 29th June 2007)	32,83,55,055
b) Total equity shares held in dematerialized form	19,79,43,823
TOTAL	**52,62,98,878**

ii) The Register of Members (RoM) is updated.

iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 30th June, 2007)

iv) During the quarter April 2007 to June 2007, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. as above

FILE NO. 82.4524

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 30th June, 2007. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	:	30th June, 2007
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbimail.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	:	Number of shares : 52,62,98,878 % of total listed Capital : 100 %

Chartered Accountants

FILE NO. 32.4524

11.	Listed Capital (Exchange-wise) (as per company records)	Number of shares % of total listed Capital	52,62,98,878 100 %
12.	Held in dematerialized form in CDSL	Number of shares % of total listed Capital	4,47,90,884 8.51 %
13.	Held in dematerialized form in NSDL	Number of shares % of total listed Capital	15,31,52,939 29.10 %
14.	Physical	Number of shares % of total listed Capital	32,83,55,055 62.39 %
15.	Total No. of shares (12 + 13 + 14)	52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	Not Applicable	
17.	Certifying the details of changes in share capital during the quarter under consideration as per table below:		

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No). If yes updated upto which date : Yes. 30th June, 2007

19. Reference of previous quarter with regards to excess Dematerialized Shares, if any : Nil

20 Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why? : Not applicable

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days. : Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

22. Name, telephone & fax No. of the Compliance Officer of the Company : Mr. S.K. Nath,
CGM Accounts & Compliance
Tel. No. 22883888

23. Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s. Batliboi & Purohit,
Chartered Accountants,
National Insurance Bldg.,
204, D.N. Road, Fort,
Mumbai 400 001.
22077941 / 42
Fax No. 22074260
Reg. No. 101048 W

S & B Deptt.

24.	Appointment of common agency for share registry work :	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
25.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE :	Nil

For Batliboi & Purohit,
Chartered Accountants

(R.D. Hangekar)
Partner
Membership No. 30615

Place : Mumbai
Dated: 04.07.2007

S & B Deptt.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange
Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Letter No.CO/S&B/SKT/2007/ 1819 Date: 11th July 2007

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1808 dated the 11th July 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

RECEIVED
2007 JUL 19 P 1:20

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/1808

Date: 11th July 2007

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 of the Listing Agreement, we advise that Shri. Yogesh Agarwal, relinquished his charge as managing Director of the Bank on 30th June 2007, consequent upon his appointment as Chairman & Managing Director of IDBI Ltd. w.e.f. 1st July 2007

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

स्टेट बैंक का. के. मुंबई S.B.I. C.C. Mumbai
शे एवं ब. विभाग
S & B Deptt.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO: 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Letter No.CO/S&B/SKT/2007/ 1830 Date: 11th July 2007

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1807 dated the 11th July 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

RECEIVED 2007 JUL 19 P

State Bank of India

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/1807

Date: 11th July 2007

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 of the Listing Agreement, we advise that in exercise of the powers conferred by clause (d) of section 19 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, in consultation with the Reserve Bank of India has nominated the following two persons as part time non official directors on the Central Board of Directors of State Bank of India for a period of three years with effect from the date of notification or until further orders, whichever is earlier, as per the Notification F.No. 8/4/2004-BO.1 dated the 9th July 2007, by the Government of India :

(i) Dr. Deva Nand Balodhi
E-200, East Vinod Nagar,
New Delhi – 110 091.

(ii) Prof. Salahuddin Ansari
Professor & Dean Faculty of Commerce
S.K.M. University, Dumka

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते हैं कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

END